
SEC MAIL PROCESSING
RECEIVED
MAR 0 7 2007
WASH. D.C.
185
SECTION



SECURITIES AND EXCHANGE COMMISSION

07006522

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AURORA FINANCIAL SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 S. GESSNER ROAD, SUITE 210
(No. and Street)

HOUSTON TEXAS 77063
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRIS, LIGON & RODRIGUEZ
(Name – *if individual, state last, first, middle name*)

12603 SOUTHWEST FREEWAY, SUITE 420 HOU. TX. 77477
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT J. WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AURORA FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Patricia Tobar

Notary Public



PATRICIA A. TOBAR
Notary Public, State of Texas
My Commission Expires
August 22, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) STATEMENT OF CASH FLOWS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- X (p) INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL.

AURORA FINANCIAL SERVICES, L. L. C.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2006

M
L
R

Morris, Ligon & Rodriguez
Certified Public Accountants
A Professional Corporation

AURORA FINANCIAL SERVICES, L. L. C.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2006

CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

OTHER



Morris, Ligon & Rodriguez
Certified Public Accountants
A Professional Corporation

12603 Southwest Freeway, Suite 420
Stafford, Texas 77477-3809
(281) 242-2400
Fax: (281) 242-6717
http://www.mlrcpa.com

INDEPENDENT AUDITORS' REPORT

To the Member
Aurora Financial Services, L. L. C.
Houston, Texas

We have audited the accompanying statement of financial condition of Aurora Financial Services, L. L. C. as of December 31, 2006, and the related statements of income, of changes in member's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurora Financial Services, L. L. C. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Ligon & Rodriguez

Morris, Ligon & Rodriguez

March 2, 2007

AURORA FINANCIAL SERVICES, L. L. C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:		
Cash overdraft		$ (926)
Trading securities		26,286
Total current assets		25,360
PROPERTY AND EQUIPMENT:		
Furniture and fixtures		5,440
OTHER ASSETS:		
Membership fee in National Association of Security Dealers	$ 3,000	
Deposit with National Association of Security Dealers	78	
Prepaid with National Association of Security Dealers	5,285	8,363
TOTAL		$ 39,163

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable:		
Trade	$ 8,874	
Payroll taxes	992	$ 9,866
Total current liabilities		9,866
MEMBER'S EQUITY		29,297
TOTAL		$ 39,163

See notes to financial statements

AURORA FINANCIAL SERVICES, L. L. C.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions	$ 126,787
Unrealized loss on trading securities	(5,176)
Other	62
Total revenues	121,673
EXPENSES:	
Bank charges	720
Commissions	77,493
Contract labor	4,654
Office expenses	3,296
Salaries and payroll taxes	38,161
Professional fees	8,415
Regulatory fees	3,287
Rent	24,853
Telephone	5,419
Other	12,785
Total expenses	179,083
NET LOSS	$ (57,410)

See notes to financial statements

AURORA FINANCIAL SERVICES, L. L. C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

BEGINNING BALANCE, JANUARY 1, 2006	$	17,157
NET LOSS		(57,410)
CONTRIBUTION BY MEMBER		69,550
ENDING BALANCE, DECEMBER 31, 2006	$	29,297

See notes to financial statements

AURORA FINANCIAL SERVICES, L. L. C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

BEGINNING BALANCE, JANUARY 1, 2006	$ - 0 -
Increases	- 0 -
Decreases	- 0 -
ENDING BALANCE, DECEMBER 31, 2006	$ - 0 -

See notes to financial statements

AURORA FINANCIAL SERVICES, L. L. C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (57,410)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Unrealized loss on trading securities	(5,176)	(62,586)
Changes in operating assets and liabilities:		
Increase in operating assets:		
Trading securities		(13,648)
Other assets		(5,248)
Increase in operating liabilities:		
Accounts payable		9,866
		(71,616)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(5,440)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contribution by member		69,550
DECREASE IN CASH		(7,506)
CASH - BEGINNING OF YEAR		6,580
CASH DEFICIT - END OF YEAR		$ (926)

See notes to financial statements

AURORA FINANCIAL SERVICES, L. L. C.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1. Nature of Business and Significant Accounting Policies

Nature of Business
Aurora Financial Services, L.L.C. is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that the Company promptly transmits all funds and deliver all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for or owe money or securities to customers. The Company is a Texas Limited Liability Company.

Cash
Cash includes demand deposit accounts.

Trading Securities
Trading securities consist of common stock of publicly held companies and are stated at market value as determined by the most recently traded price of each security at the balance sheet date. The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

Income and Expense Recognition
Income and expenses are recognized using the accrual method of accounting with income recognized as earned and expenses recognized when incurred.

Property, Equipment and Depreciation
Property and equipment are stated at cost. Maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line method over the following useful lives:

Furniture and fixtures	15 years

No depreciation was recognized in 2006 because the furniture and fixtures were acquired in December 2006.

Income Taxes
The Company is a single member Texas Limited Liability Company which is a disregarded entity for federal income tax purposes. As a result, the income and expenses of the Company are reported in the income tax return of the member. Accordingly, no provision for income taxes has been made in the financial statements.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

2. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 the Company had net capital of $9,250 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .96 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

3. Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by promptly transmitting all customer funds and securities.

4. Concentrations of Credit Risk

The Company maintains cash balances in two financial institutions located in Houston, Texas. The accounts are insured up to $100,000 at each institution by the Federal Deposit Insurance Corporation.

5. Operating Lease

The Company subleases its office space from the owner of the Company under a sublease agreement which expires on December 31, 2007. The agreement calls for monthly rentals of $1,912. Minimum future rental payments required under the sublease agreement are $22,953 for the year ended year ended December 31, 2007. As of December 6 unpaid rent due to the owner included in accounts payable $7,647.

6. Commitments and Contingencies

The Company has an indemnification clause in its agreement with its clearing broker-dealer. According to the terms of the agreement, in the event the Company's customers fail to settle security transactions the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2006 management was not aware of any potential losses relating this indemnification.

Schedule I

AURORA FINANCIAL SERVICES, L. L. C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital			$ 29,297
Add:			
Liabilities subordinated to claims of general creditors			- 0 -
Total capital and allowable subordinated liabilities			29,297
Deductions and/or charges:			
Nonallowable assets from Statement of Financial Condition:			
Membership fees, deposits, and prepaids	$	8,363	
Property and equipment - net		5,440	13,803
Net capital before haircuts on securities positions			15,494
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))			5,257
Net capital			$ 10,237

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 658
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirements)	$ 5,000
Net capital in excess of required minimum	$ 5,237
Excess net capital at 1000%	$ 9,250
Ratio: Aggregate indebtedness to net capital	0.96 to 1

AGGREGATE INDEBTEDNESS

Liabilities included in the Statement of Financial Condition	$ 9,866
Other liabilities	- 0 -
Total aggregate indebtedness	$ 9,866

Schedule II

AURORA FINANCIAL SERVICES, L. L. C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), which provides that the Company promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for or owe money or securities to customers.



Morris, Ligon & Rodriguez
Certified Public Accountants
A Professional Corporation

12603 Southwest Freeway, Suite 420
Stafford, Texas 77477-3809
(281) 242-2400
Fax: (281) 242-6717
http://www.mlrcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Aurora Financial Services, L. L. C.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental information of Aurora Financial Services, L. L. C. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate of material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morris, Ligon & Rodriguez



March 2, 2007

END